Exhibit 21.1
SUBSIDIARIES OF OMNITURE, INC.

COMPANY NAME	JURISDICTION OF INCORPORATION/ORGANIZATION

Omniture A/S	Denmark
Omniture HK Limited	Hong Kong
Omniture KK	Japan
OldCo1 UK Limited	United Kingdom
Instadia Limited	United Kingdom
Omniture GmbH	Germany
Omniture Limited	United Kingdom
Touch Clarity, Inc.	Delaware
Offermatica Corporation	Delaware
OTTO Digital, LLC	Delaware
ICS Offermatica SRL	Moldova
Four Point Partners GmBH	Germany
Visual Sciences, Inc.	Delaware
Visual Sciences Technologies, LLC	Delaware
Visual Sciences Holding B.V.	Netherlands
Visual Sciences UK Limited	United Kingdom
Visual Sciences Callcenter and Services B.V.	Netherlands
Visual Sciences SAS	France